UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

TELEMAR NORTE LESTE S.A. Corporate Taxpayer’s ID (CNPJ/MF) no. 33.000.118/0001-79 Publicly-held Company Corporate Registry ID (NIRE) 33 300 152580	TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayer’s ID (CNPJ/MF) no. 02.558.134/0001-58 Publicly-held Company Corporate Registry ID (NIRE) 33300262539

NOTICE TO SHAREHOLDERS—CORRECTION

Payment of Dividends and Interest Attributed to Shareholders’ Equity

We inform our shareholders, the Brazilian Securities Commission (Comissão de Valores Mobiliários) and the market that the Notice to Shareholders disclosed on October 20, 2009 incorrectly stated the remuneration to be paid each share in connection with the payment of dividends, as described in items I(a) and I(b). The correct amounts to be paid on October 30, 2009 are as follows:

DIVIDENDS

TNL
	R$ per share (remunerated up to 10/30/2009)	Number of shares (*)	Total amount (R$)
TNLP3 (common shares)	2.0819	127,575,583	265,600,540.33
TNLP4 (preferred shares)	2.0819	254,849,168	530,572,348.81
TOTAL		382,424,751	796,172,889.14
* Excluding treasury shares
TMAR
	R$ per share (remunerated up to 10/30/2009)	Number of shares (*)	Total amount (R$)
TMAR3 (common shares)	3.2810	107,063,093	351,274,871.26
TMAR5 (preferred shares)	3.6091	130,263,795	470,136,217.85
TOTAL		237,326,888	821,411,089.12
*Excluding treasury shares

All other information included in the Notice to Shareholders dated October 20, 2009 is confirmed.

Rio de Janeiro, October 22, 2009.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer